AFTERNEXT HEALTHTECH ACQUISITION CORP.

301 Commerce St.

Suite 3300

Fort Worth, TX 76102

August 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Irene Barberena-Meissner

Re:	AfterNext HealthTech Acquisition Corp.
Registration Statement on Form S-1
File No. 333-257815

Dear Ms. Barberena-Meissner:

AfterNext HealthTech Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on August 11, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

AFTERNEXT HEALTHTECH ACQUISITION CORP.

By:	/s/ R. Halsey Wise
R. Halsey Wise
Chief Executive Officer

Cc:	Alison A. Haggerty, Latham & Watkins LLP